UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  MANAGEMENT PROXY MATERIALS

ANNUAL GENERAL MEETING TO BE HELD JUNE 26, 2003

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

(Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

NOTICE OF

ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting (the “Meeting”) of Canadian Zinc Corporation (the “Company”) will be held on Thursday, June 26, 2003.  The Meeting will be held at the offices of DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, at the hour of 10:00 a.m. (Vancouver time), for the following purposes, all of which are more particularly disclosed in the Information Circular accompanying this Notice:

1.

To receive the report of the directors, the audited financial statements of the Company for the year ended December 31, 2002 and the auditor’s report thereon.

2.

To appoint Ellis Foster, Chartered Accountants, as auditors for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

3.

To elect directors for the Company for the ensuing year.

4.

To consider and, if thought fit, to pass a resolution to approve the issuance by the Company in one or more private placements of such number of securities as would result in the Company making issuable during the 12 month period following the date of the Meeting an amount of Shares that exceeds 25% of the Company’s issued and outstanding share capital but not more than 20,000,000 Shares.

5.

To transact such other business as may properly come before the Meeting, or any adjournments thereof.

The board of directors of the Company has fixed the close of business on May 16, 2003 as the record date for determining holders of common shares of the Company who are entitled to vote at the Meeting.

The report of the directors, the audited financial statements of the Company for the year ended December 31, 2002 and the auditor’s Report thereon are contained in the Annual Report dated December 31, 2002 accompanying this Notice of Annual General Meeting.

Members who are unable to attend the Annual General Meeting in person are requested to date, execute and return the enclosed Form of Proxy prior to 10:00 a.m., Vancouver time, on Wednesday, June 25, 2003 to Computershare Trust Company of Canada in the envelope provided or by fax to (604) 683-3694 or to the Company’s registered and records office at Suite 1202 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8 or by fax to (604) 688-2043.

DATED at Vancouver, British Columbia, this 15th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS,

“Malcolm J.A. Swallow”

__________________________________________
Malcolm J.A. Swallow

President and CEO

CANADIAN ZINC CORPORATION

INFORMATION CIRCULAR

Dated as of May 15, 2003

1.

SOLICITATION OF PROXIES

This Information Circular is furnished by the management of Canadian Zinc Corporation (the “Company”), in connection with the solicitation of proxies by management for use at the 2003 Annual General Meeting of the members of the Company (the “Meeting”) to be held on Thursday, June 26th, 2003.  The time and purpose of the Meeting are set forth in this Information Circular and the accompanying Notice of Meeting.

In the event you are unable to be present at the Meeting, the management of the Company solicits your proxy and you are requested to sign, date and return the enclosed form of proxy so that it is received by Computershare Trust Company of Canada or the Company by 10:00 a.m. (Vancouver time) on Wednesday, June 25, 2003.

Solicitation of proxies by management is being made by mail which may be supplemented by telephone or other personal contact to be made without special compensation by officers, directors or employees of the Company or by other agents.  The Company will bear the cost of such solicitation by management, and the Company will also bear expenses incurred by intermediaries in circulating Meeting materials in accordance with, and as required by, National Policy No. 41.

2.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company.  Any person may act as proxy, whether or not he is entitled on his own behalf to be present and vote at the Meeting.  A member desiring to appoint a person other than the persons named in the enclosed form of proxy to attend and act for him on his behalf at the Meeting or any adjournment or adjournments thereof, may do so by following the instructions given on the proxy and returning it in the enclosed addressed envelope to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or faxing it to that office at (866) 249-7775 or returning it to the Company’s registered and records office at Suite 1202 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8 or faxing it to that office at (604) 688-2043, so that it is received in either case by 10:00 a.m. (Vancouver time) on Wednesday, June 25, 2003.

Any proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, by a duly authorized officer or attorney thereof and delivered either to the registered and records office of the Company, at the address specified above, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, except as to any matter in which a vote may already have been cast pursuant to the authority conferred by such proxy.

3.

VOTING BY PROXY

If the instructions of the person whose proxy is solicited are certain, the shares represented by the proxy will be voted on any poll and where the person whose proxy is solicited specifies a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made.  If the person whose proxy is solicited does not specify a choice with respect to a matter to be acted upon, the shares represented by the proxy will be voted on a poll in favour of such matter.

The form of proxy enclosed herewith, when properly dated, signed and delivered, confers discretionary authority with respect to amendments or variations to the matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

4.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (“Common Shares”).  There is one class of shares only.  As at the date of this Information Circular, there are 36,138,169 Common Shares issued and outstanding.  Any member of record at the close of business on the record date of May 16, 2003 is entitled to receive notice of the Meeting and to vote the Common Shares registered in his name.  At the Meeting, on a show of hands, every member present or represented by proxy shall have one vote for each Common Share of which such member is the registered holder.  Common Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares.

5.

PRESENTATION OF REPORT OF DIRECTORS, FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The directors of the Company shall place before the members the report of the directors, the audited financial statements of the Company for its fiscal year ended December 31, 2002 and the auditor’s report thereon.

6.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and further proposes that the directors be authorized to fix their remuneration.

7.

ELECTION OF DIRECTORS

The six nominees on the list, which follows, are proposed by management for election as directors of the Company.  All of the nominees are ordinarily resident in Canada.  Each director elected will hold office as a director, until the next annual general meeting unless he ceases to hold office pursuant to Section 130 of the Company Act R.S.B.C. 1996, C.62, or his office is vacated pursuant to the Articles of the Company.  The Company does not have an executive committee of its board of directors.  The Company has its own audit committee.  The Advance Notice of the Meeting was published in the Globe and Mail on April 30, 2003, and in the Vancouver Province newspaper on April 30, 2003.

In the absence of instructions to the contrary, the Common Shares represented by proxy will be voted on a poll for the nominees herein listed.

Management nominees for election as directors and information concerning them, as furnished by the individual nominees, are as follows:

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Dare First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised.

Dr. Robert J. Gayton Canada VP Finance, CFO, Corporate Secretary, Director	Financial consultant to and Vice-President Finance of western Silver Holdings Ltd., Quaterra Resources Inc., Eaglecrest Explorations Ltd., Pacific Cascade Resources Corp., Rio Fortuna Exploration Corp., Lightyear Technologies Inc. Director of seven public companies and three private companies.	May 25, 2000	80,000

John F. Kearney Canada Director	Chairman of Anglesey Mininv PLC, Director of Miinco PLC and Conquest Resources Limited. Previously Chairman, President and Chief Executive Officer of Northgate Exploration Limited; Campbell Resources Inc. and Sonora Gold Corp.	November 15, 2001	1,072,000

John A. MacPherson Canada Currently Chairman, Director	Self-employed prior to May 1, 1997. May 1997 to December 31, 1997 – advisor to the President of International Wayside Gold Mines. January 1, 1998 to 1999 director of Fleck Resources. Chairman of Canadian Zinc Corporation from 2000 to present	May 20, 1999	389,000

Alan C. Savage	CEO Doublestar Resources Ltd, director Broadlands Resources Ltd.	Nominee – 2003 AGM	Nil

Dr. David Shaw Canada Director	Self employed as an independent consulting geologist	May 25, 2000	60,000

Malcolm J.A. Swallow Canada Currently President, Chief Executive Officer, Director	Vice President Development, Imperial Metals Corporation, director Cross Lake Minerals Ltd. and Anglesey Mining PLC., President and CEO of Canadian Zinc Corporation since June of 2000	May 25, 2000	380,000

8.

ADVANCE SHAREHOLDER APPROVAL TO THE ISSUANCE OF A NUMBER OF COMMON SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY’S ISSUED SHARE CAPITAL

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule").

The application of the TSX 25% Rule may restrict the availability of funds which it may wish to raise in the future by private placement of its securities.

The Directors consider it to be in the best interests of the Company to retain flexibility for the Company, to facilitate it raising working capital, exploration funds and development financing by way of private placement financing if necessary.  The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Company's issued and outstanding share capital is currently 36,138,169 Common Shares.  The Company proposes that the maximum number of Common Shares which would be subject to issue under one or more private placements in the 12 month period following the Meeting would not exceed 20,000,000 Common Shares.

Any private placement proceeded with by the Company under the advance shareholder approval being sought at the Meeting will be subject to the following additional restrictions:

(a)

it must be substantially with parties at arm's length to the Company;

(b)

it cannot have a material effect on control of the Company;

(c)

it must be completed within a 12-month period following the date advance shareholder approval is given; and

(d)

it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or have a "material effect on the Company", in which case specific shareholder approval may still be required.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury Common Shares, taking into account any Common Shares that may be issued upon exercise of any warrants or options granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that disinterested shareholders (those who’s votes are not attached to securities beneficially owned by insiders or their associates) pass a resolution as follows:

Resolved that the issuance by the Company in one or more private placements of such number of securities as would result in the Company making issuable during the 12 month period following the date of the annual general meeting an amount of Common Shares that exceeds 25% of the Company's issued and outstanding share capital but not more than 20,000,000 Common Shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular relating to the annual general meeting is hereby approved.

The directors of the Company believe the passing of the ordinary resolution is in the best interests of the Company and recommend the shareholders vote in favour of the resolution.  In the event the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of a number of Common Shares which exceeds the TSX 25% Rule, without specific shareholder approval.  Such restriction could impede the Company's timely access to required funds.

9.

EXECUTIVE COMPENSATION

None of the Executive officers of the Company were in receipt of Salaries or Bonuses in excess of $100,000, during the year.   The three year contract granted in May 2000 to the Malcolm JA Swallow President and CEO, was terminated on January 1, 2002 subject to entering into a consultancy contract with Swallow Services Ltd., a company controlled by the Named Executive.   Total payments for the 2002 year to Swallow Services Ltd, a company controlled by the named executive were $94,180.72, net of 7% GST.

(a)

General

The Company has three executive officers (comprised of persons who are the Chairman of the Board on a full-time basis, the President, and the Chief Financial Officer,) who perform policy making functions.

(b)

Plans

The Company does not have any pension plans, stock purchase plans or any other arrangements whereby compensation is paid, directly or indirectly, to its insiders, directors, executive officers or employees.

(c)

Stock Options

The Company has granted incentive stock options to purchase Common Shares to directors and executive officers which options are currently outstanding, as of December 31, 2002, as follows:

Name	No. Originally Granted	No. and Date Exercised and Trading Price on Date Exercised	No. Currently Outstanding	Exercise Price	Expiry Date

Dr. Robert J. Gayton	100,000	N/A	100,000	$0.20	June 28, 2005
Dr. Robert J. Gayton	100,000	N/A	100,000	$0.20	July 20, 2002
John F. Kearney	200,000	N/A	200,000	$0.20	March 18, 2007
John A. MacPherson	170,000	N/A	170,000	$0.20	April 15, 2004
John A. MacPherson	200,000	N/A	200,000	$0.20	June 28, 2005
John A. MacPherson	100,000	N/A	100,000	$0.20	July 20, 2005
Dr. David Shaw	100,000	N/A	100,000	$0.20	June 28, 2005
Dr. David Shaw	100,000	N/A	100,000	$0.20	July 20, 2005
Malcolm Swallow	500,000	N/A	500,000	$0.20	June 28, 2005

TOTAL	1,570,000	1,570,000

No options to purchase or acquire securities of the Company were granted to any Officer in the financial year ended December 31, 2002.

Table of aggregated Options Exercised During the Financial Year ended December 31, 2002 and Financial Year-end Option Values

The following table sets out certain information with respect to options to purchase Common Shares exercised by the Company’s Executive Officers during the financial year ended December 31, 2002 and options held by them at the end of such year.

Name	Securities Acquired on Exercised (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2002 ($) Exercisable/Unexercisable(1)

Malcolm Swallow President & CEO	N/A	N/A	500,000	$5,000

John MacPherson Chairman	N/A	N/A	470,000	$4,700

Robert Gayton CFO	N/A	N/A	200,000	$2,000

(1)

The closing price of the Common Shares on the TSX on December 31, 2002 was $0.21.

(d)

Other

The Company incurred expenses to directors or corporations controlled by directors as follows:  $109,257 in consulting fees. In addition the Company issued to Swallow Services Ltd., a company controlled by Malcolm Swallow, 250,000 Common Shares of the Company as a retainer for their services.   No other form of executive compensation has been paid during the Company’s most recently completed financial year, and no other form of executive compensation is currently contemplated.

(e)

Termination of Employment or Change of Control

There exists no other plan or arrangement in respect of which compensation has been paid or may be paid to executive officers to compensate them for termination of employment, retirement or resignation or in the event of a change in duties or responsibilities as a result of a change of control of the Company.

(f)

Compensation of Directors

The directors of the Company received no compensation as such, other than that amount already mentioned in 10(d) above under executive compensation, but will be reimbursed for expenses incurred on behalf of the Company.  From time to time directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  Directors have been granted options to purchase an aggregate of 1,570,000 Common Shares.

(g)

Composition of the Compensation Committee

For the Company's most recently completed financial year, the Company did not have a Compensation Committee, this function being carried out by the whole Board.

(h)

Indebtedness of Directors and Senior Officers

No director or senior officer or nominee for election as a director of the Company, or associate or affiliate of any such director, senior officer or proposed nominee is indebted to the Company.

11.

SHARE PRICE PERFORMANCE GRAPH

The following performance graph compares the yearly percentage change in the cumulative return on the Company’s common shares since December, 1997 with the total change in the S&P/TSX Composite Index (formerly the TSX 300 Index), assuming the re-investment of dividends, where applicable, for a comparable period.

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31

12

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no insider of the Company has had a material interest in any transaction of the Company since the commencement of the Company’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

13.

CORPORATE GOVERNANCE

This statement has been prepared with reference to Corporate Governance Guidelines adopted by The Toronto Stock Exchange Inc. (the “TSX”).  The Board of Directors (the "Board”) is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to exercise their powers with reasonable prudence in the best interests of the Company.  The Board assumes responsibility for the stewardship of the Company and responsibility for the following matters:

(i)

adoption of a strategic planning process;

(ii)

the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(iii)

succession planning, including appointing, training and monitoring senior management;

(iv)

a communications policy for the corporation; and

(v)

the integrity of the corporation’s internal control and management information systems.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the Board.

The Board has two unrelated directors who are independent of management and free from any business or other relationship that could materially interfere with the directors’ ability to act in the best interest of the Company.  Of the directors on its Board, only Mr. Swallow, the President and Chief Executive Officer of the Company, Mr. MacPherson, the Chairman, and Dr. Robert Gayton, VP Finance and Corporate Secretary, are members of management.  None of the remaining directors have any business or other relationship with the Company.

The Board has appointed an Audit Committee comprised of John Kearney, David Shaw and Malcolm Swallow.  The Audit Committee monitors audit functions, meets with outside auditors to evaluate their performance and to review the adequacy of the Company’s internal control procedures and systems, and reviews audited financial statements before they are approved by the Board.  The Board has determined that, in view of the fact that half of the directors on the Board are, or will be, non-executive directors, it is unnecessary to have any other Board Committees.

The Board has adopted a policy of providing an orientation and education program for new recruits to the Board.  The Board has examined the size of the Board and concluded that, at the present time, the proposed board of six directors is appropriate.  The Board has also determined that the form of compensation to directors realistically reflects the responsibilities and risks involved in being an effective director.

The Company’s corporate governance guidelines have been adopted in accordance with the TSX guidelines, as appropriate for the Company’s present size and stage of development, and will be reviewed and updated annually as required.

Management knows of no other matters to come before the Meeting other than as set forth in the notice of annual general meeting, but if such should occur, the persons named in the accompanying form of proxy, intend to vote on them on a poll in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Annual General Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

The contents and sending of this Information Circular have been approved by the board of directors of the Company.

By Order of the Board of Directors,

“Malcolm J.A. Swallow”

______________________________

Malcolm J.A. Swallow

President and CEO

PROXY

Type of Meeting:

ANNUAL GENERAL MEETING

Name of Company:

CANADIAN ZINC CORPORATION

Meeting Date:

THURSDAY, JUNE 26, 2003

Meeting Time:

10:00 A.M. (Local Time)

Meeting Location:

DUMOULIN BLACK, 595 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA

The undersigned member of the Company hereby appoints, MALCOLM J.A.SWALLOW, a director of the Company, or failing him, JOHN A. MACPHERSON, a director of the Company, or in place of either of the foregoing, ____________________, (please print the name) as proxyholder for and on behalf of the undersigned member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.  Without limiting the generality of the authorization and power hereby given, the nominees designated above are specifically directed to vote the common shares registered in the name of the undersigned member as indicated below.

Resolutions (for full details of each item, please see the enclosed Notice of Meeting and Information Circular).

1.

To appoint Auditors

For

[     ]

Withhold Vote:

[     ]

2.

To authorize the directors to fix the remuneration of the Auditors

For

[     ]

Against:

[     ]

3.

To elect Robert J. Gayton as a Director

For

[     ]

Withhold Vote:

[     ]

4.

To elect John F. Kearney as a Director

For

[     ]

Withhold Vote:

[     ]

5.

To elect John A. MacPherson as a Director

For

[     ]

Withhold Vote:

[     ]

6.

To elect Alan C. Savage as a Director

For

[     ]

Withhold Vote:

[     ]

7.

To elect Dr. David Shaw as a Director

For

[     ]

Withhold Vote:

[     ]

8.

To elect Malcolm J.A. Swallow as a Director

For

[     ]

Withhold Vote:

[     ]

9.

To pass a resolution to approve the issuance by the Company in one or more private placements of such number of securities as would result in the Company making issuable during the 12 month period following the date of the annual general meeting an amount of Shares that exceeds 25% of the Company’s issued and outstanding share capital but not more that 20,000,000 Shares.

For

[     ]

Against

[     ]

10.

Other business

For

[     ]

Against

[     ]

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here:

________________________________________

Please print name here:

________________________________________

Date:

______________________________

This proxy form is not valid unless it is signed and dated.  If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.  To be presented at the meeting, this proxy form must be received by mail or by fax no later than 10:00 a.m., Vancouver time, on Wednesday, June 25, 2003 at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (fax number (866) 249-7775) or the Company’s registered and records office at Suite 1202 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8 (fax number: (604) 688-2043).

1.

This proxy is solicited by the Management of the Company.

2.

(i)

If the member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company’s scrutineers at the meeting.

(ii)

If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the member’s name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the return proxy form.  At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member’s vote will be counted at that time.

3.

If the member cannot attend the meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the members instructions.  To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder’s name in the space provided, sign and date and return the proxy form.  Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.

If the member cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign date and return the proxy form.  Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member in any ballot of a resolution that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the proxy form or identified in the Notice of Meeting, or any other matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6.

If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so.  To attend the Meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

General Shareholder Inquiries:

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario

M5J 2Y1

Tel: (800) 564-6253

Fax: (866) 849-7775

E-mail: caregistryinfo@computershare.com

SUPPLEMENTAL MAILING LIST

RETURN CARD

To: Registered and Non-registered Members

The undersigned certifies that he/she/it is a beneficial owner of securities of CANADIAN ZINC CORPORATION (the “Company”) and requests that he/she/it be placed on the Company’s Supplemental Mailing List in respect of its iterim financial statements.

DATED: ________________________________

________________________________________

Signature

________________________________________

Name (please print)

________________________________________

Address

________________________________________

Address

________________________________________

Name of person signing if different from above

NOTE: If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to:

Computershare Trust Company of Canada

9th Floor – 100 University Avenue

Toronto, ON

M5J 2Y1

Or alternatively, please note that the interim financial statements and other more comprehensive information on the company are available on the Company’s website at www.canadainzinc.com.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  February 11, 2004